Filed by AT&T Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: AT&T Corp. Commission File No. 1-1105 November 1, 2000

        PRINT ADVERTISEMENT RUN BY THE REGISTRANT IN VARIOUS NEWSPAPERS

AT&T UPDATE

                     "Last  week we  announced  plans  to  create  four new AT&T companies.  Each will move faster to meet  customer  needs.
                     And I can  assure all AT&T  customers  --  individuals  and businesses  -- that each  company  will  offer the  bundled services  customers  want  over its  facilities.  And do it better than anyone else."
[GRAPHICAL
REPRESENTATION OF    C. Michael Armstrong, Chairman and CEO, AT&T
PHOTOGRAPH OF C.
MICHAEL ARMSTRONG]

-------------------------------  --------------------------------  ----------------------------
CABLE-AT&T Broadband is          >3Q 1999, 44,000 Cable            "A lot has been done,but
achieving record growth.         Telephony customers. Today,       there is still a lot to do.
                                 over 400,000 with 126,000         Rest assured we are getting
"We've transformed a collection  added this past quarter.          it done."
of cable TV systems into an
advanced AT&T broadband          >3Q 1999, nearly 300,000
services platform, providing     High-speed Internet
video, voice and data services   customers. Today, about
to millions of American          900,000 with 197,000 added
families."                       this past quarter.

                                 >3Q  1999,   nearly   1,600,000
                                 Digital   Cable  TV  customers.
                                 Today   over   2,500,000   with
                                 273,000    added    this   past
                                 quarter.
-------------------------------  --------------------------------  ----------------------------

                                                                     [AT&T LOGO]

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|                  |                   |                  |                   |
|  AT&T BROADBAND  |   AT&T BUSINESS   |   AT&T CONSUMER  |   AT&T WIRELESS   |
 ------------------

In connection with these transactions, AT&T will be filing materials with the SEC. You should read these materials when they become available because they will contain important information. You can get a free copy of these materials and other AT&T filings at http://www.sec.gov, or from AT&T at 295 North Maple Avenue, Basking Ridge, NJ 07920; Attn: Investor Relations. AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies. We provide information about these individuals in AT&T's annual meeting proxy which is available for free as described above. (C) 2000 AT&T.